Filed Pursuant to Rule 424(b)(3)

Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 16 DATED FEBRUARY 23, 2026

TO THE PROSPECTUS DATED APRIL 7, 2025

We are providing this Supplement No. 16 to you in order to supplement our prospectus dated April 7, 2025 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	the adjusted per share public offering price for each class of our shares;
●	information about our distributions;
●	the Company’s net asset value for the month ended January 31, 2026;
●	certain return information for all outstanding classes of shares; and
●	an update to the “Our Portfolio” section.

Public Offering Price Adjustment

On February 23, 2026, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of February 27, 2026 and will be used for the Company’s next monthly closing for subscriptions on February 27, 2026. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of January 31, 2026. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$41.84	$40.10	$38.00	$38.70
Selling Commissions, Per Share	$2.51	$1.20
Dealer Manager Fees, Per Share	$1.05	$0.70

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 54 of this Prospectus. On February 23, 2026, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
March 26, 2026	March 27, 2026	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended January 31, 2026

On February 23, 2026, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of January 31, 2026 (in thousands, except per share data):

Month Ended January 31, 2026	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$160,447	$349,363	$80,840	$116,252	$652,010	$73,577	$1,432,489
Number of Outstanding Shares	3,724	9,128	2,116	3,059	16,849	1,688	36,564
Net Asset Value, Per Share	$43.08	$38.28	$38.20	$38.00	$38.70	$43.59
Net Asset Value, Per Share Prior Month	$42.98	$38.21	$38.15	$37.94	$38.64	$43.48
Increase/Decrease in Net Asset Value, Per Share from Prior Month	$0.10	$0.07	$0.05	$0.06	$0.06	$0.11

The change in the Company’s net asset value per share for each applicable share class for the month ended January 31, 2026 was primarily driven by the increases in the fair value of twelve out of eighteen of the Company’s portfolio company investments. The fair value of five of the Company’s portfolio company investments decreased during the same period. The fair value of one of the Company’s portfolio company investments did not change. As of January 31, 2026, the Company had total assets of approximately $1.46 billion.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Annualized Return Since Inception, and cumulative total returns through January 31, 2026 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	Annualized Return Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	0.5%	12.2%	33.6%	69.5%	11.0%	130.7%	February 7, 2018 – January 31, 2026
Class FA (with sales load)	-6.1%	4.9%	24.9%	58.5%	10.1%	115.7%	February 7, 2018 – January 31, 2026
Class A (no sales load)	0.5%	11.3%	30.1%	57.8%	10.0%	110.9%	April 10, 2018 – January 31, 2026
Class A (with sales load)	-8.1%	1.8%	19.0%	44.4%	8.8%	93.0%	April 10, 2018 – January 31, 2026
Class I	0.4%	11.1%	29.6%	57.5%	10.1%	112.3%	April 10, 2018 – January 31, 2026
Class T (no sales load)	0.4%	10.2%	27.0%	52.3%	9.1%	95.1%	May 25, 2018 – January 31, 2026
Class T (with sales load)	-4.4%	5.0%	21.0%	45.0%	8.4%	85.9%	May 25, 2018 – January 31, 2026
Class D	0.4%	10.9%	29.2%	56.9%	9.5%	99.4%	June 26, 2018 – January 31, 2026
Class S (no sales load)	0.5%	12.2%	34.2%	68.9%	12.1%	94.9%	March 31, 2020 – January 31, 2026
Class S (with sales load)	-3.0%	8.3%	29.5%	63.0%	11.4%	88.0%	March 31, 2020 – January 31, 2026

(1) For the period from January 1, 2026 through January 31, 2026.

(2) For the period from February 1, 2025 through January 31, 2026.

(3) For the period from February 1, 2023 through January 31, 2026.

(4) For the period from February 1, 2021 through January 31, 2026.

(5) For the period from the date the first share was issued for each respective share class through January 31, 2026. The Annualized Return Since Inception captures the average annual performance over the return period. It is calculated as a geometric average, meaning it captures the effects of compounding over time.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the month ended January 31, 2026, sources of declared distributions on a GAAP basis were as follows:

	Month Ended January 31, 2026
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$2,225	60.1%
Net realized gains	—	—%
Distributions in excess of net investment income and net realized gains[2]	1,475	39.9%
Total distributions declared	$3,700	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Month Ended January 31, 2026
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$2,120	120.6%
Expense support (reimbursement)	105	6.0%
Net investment income	$2,225	126.6%
Net realized gains	—	—%
Cash distributions net of distributions reinvested in excess of net investment income and net realized gains[2]	—	—%
Cash distributions declared net of distributions reinvested[3]	$1,758	100.0%

1 Net investment income includes expense support, net due from the Manager and Sub-Manager of $105 for the month ended January 31, 2026.

2 Consists of distributions made from offering proceeds for the period presented.

3 For the month ended January 31, 2026, excludes $1,942 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2025, 2024, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support (reimbursement) of 47.4%, 55.6%, 76.9%, 76.3%, 65.2%, 42.3%, 61.7%, and 85.2%, reimbursable expense support of 2.2%, 0.1%, 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 45.9%, 44.3%, 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. For the year ended December 31, 2025, 4.5% of distributions were additionally paid from realized gains. If the Company receives additional expense support now or in the future, it will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Our Portfolio

The following disclosure is added to the existing section entitled “Financing Line of Credit” within the “Our Portfolio” section, which first appears on page 97 of the Prospectus.

Financing Line of Credit

On February 23, 2026, CNL Strategic Capital B, Inc. (“Borrower”), a wholly-owned subsidiary of the Company and Valley National Bank, a Tennessee banking corporation, (referred to as “Valley National Bank”) entered into an Amendment (“Amendment”) to the Loan and Security Agreement (the “Loan Agreement”) previously entered into by such parties for a revolving line of credit (the “Line of Credit”). Under the Amendment, unless further extended, the Line of Credit has a new maturity date of May 15, 2026.

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